October 4, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	MagnaChip Semiconductor S.A.
Registration Statement on Form S-4
Filed August 4, 2010
File No. 333-168516

Dear Mr. Buchmiller:

This letter is submitted on behalf of MagnaChip Semiconductor S.A. (the “Company”) and the other registrants named in the S-4 Registration Statement (defined below) (collectively, the “Registrants”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-4 (filed August 4, 2010, Registration No. 333-168516) (the “S-4 Registration Statement”), as set forth in your letter to Mr. John McFarland dated August 26, 2010. We are filing via EDGAR Amendment No. 1 to the S-4 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated August 26, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

Resales of New Notes, page 213

1.	It appears you are registering the exchange of Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, identifying such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Registrants acknowledge the Staff’s comment and will submit a letter to the Staff supplementally stating that the Registrants are registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

October 4, 2010

2.	We note from your disclosure on page 156 that Avenue purchased $35 million of the $250 million Senior Notes you issued and that Avenue is your affiliate. Given that you are registering the exchange of the entire $250 million Senior Notes, it appears that Avenue intends on participating in that exchange. If so, please tell us how such participation by Avenue is consistent with the no-action letters on which you intend to rely. If, instead, Avenue will not participate in the exchange, please revise your registration statement fee table and your disclosure to eliminate any implication to the contrary, including your disclosure in the first bullet of this section.

Response: The Registrants advise the Staff that Avenue will not participate in the exchange. The Registrants have revised the fee table in Amendment No. 1 and the prospectus has been revised on page 7 under the heading “Prospectus Summary”, pages 9 and 11 under the heading “Summary of the Exchange Offer”, page 13 under the heading “Summary of the Terms of New Notes”, page 155 under the heading “Certain Relationships and Related Transactions” and page 212 under the heading “Exchange Offer” to reflect that Avenue will not participate in the exchange, and that the Registrants are registering the exchange of $215 million of the Senior Notes.

Financial Statements, page F-1

3.	Please update your financial statements to comply with the requirements of Rule 3-12 of Regulation S-X. Also, all amendments should contain a currently dated accountant’s consent.

Response: The Registrants note the Staff’s comment and have revised the prospectus contained in Amendment No. 1 to include consolidated financial statements from the Registrants’ second quarter of 2010. Amendment No. 1 contains a currently dated consent from the Registrants’ independent registered public accounting firm.

Item 21. Exhibits, page 11-2

4.	We note that you have requested confidential treatment for portions of exhibits to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

Response: The Registrants note the Staff’s comment.

* * * * *

Very truly yours,

/s/ Micheal Reagan
Micheal Reagan

Partner

Jones Day

cc:	Russell Mancuso, SEC

Jay Webb, SEC

Julie Sherman, SEC

Geoffrey Kruczek, SEC

John McFarland, MagnaChip Semiconductor, Ltd.

Khoa D. Do, Jones Day

Stuart Ogg, Jones Day